FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 11, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 11, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Joseph Tung, CFO / Vice President	US contact:
Freddie Liu, Financial Controller	Clare Lin, Director
Tel: + 886-2-8780-5489	Tel: + 1-408-986-6524
Fax: + 886-2-2757-6121	clare_lin@aseglobal.com
ir@aseglobal.com
http://www.aseglobal.com

     ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES SEPTEMBER 2005 NET REVENUES AND
SALE OF ITS CAMERA MODULE ASSEMBLY OPERATION TO FLEXTRONICS

TAIPEI, TAIWAN, R.O.C., OCTOBER 7, 2005 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311, “ASE” or the “Company”), announces its unaudited consolidated net revenues for the month of September 2005. ASE also announces today that ASE Test Limited (ASE Test), one of the Company’s subsidiaries, signed an Asset Purchase Agreement with Flextronics for Flextronics to acquire ASE Test’s camera module assembly operation in Penang, Malaysia for around US$18.7 million. The purchase price is expected to cover the book value of the equipment and inventory to be transferred to Flextronics, plus an acquisition premium that reflects certain intangibles. Under the agreement, ASE Test will sell the assets and inventory, and transfer the employees, of its camera module assembly operations in Penang, Malaysia to Flextronics. In addition to the Asset Purchase Agreement, both parties signed a Tenancy Agreement for Flextronics to lease from ASE Test the factory floor space currently housing the camera module assembly operations. Both parties are expected to enter into a Transition Service Agreement to ensure a smooth transition of such operation from ASE Test to Flextronics.

As part of the Agreements, ASE Test will not invoice Flextronics the normal selling price of the camera modules shipped during the month of September 2005 (also known as the “Transition Period”). Instead, Flextronics will reimburse ASE Test for the actual costs incurred by ASE Test in the assembly of camera modules during the Transition Period. As a result, ASE Test will not recognize revenues from the assembly of camera modules shipped to Flextronics in September.

Net revenues excluding camera module business in Malaysia for the month ended September 30, 2005, represents an increase of 8% over the prior month and increase of 16% over the month ended September 30, 2004. Total net revenues for the month ended September 30, 2005, represents an increase of 4% over the prior month and increase of 7% over the month ended September 30, 2004.

On a quarterly basis, the Company’s net revenues excluding camera module business in Malaysia in 3Q05 increased by 21% sequentially and increased by 8% year over year. Total net revenues increased 19% compared with 2nd quarter of 2005, and increased 1% compared with year ago quarter.

CONSOLIDATED NET REVENUES (UNAUDITED)*
(NT$ Million)	Sep 2005	Aug 2005	Sep 2004	Sequential Change	YoY Change

Net Revenues excluding	7,951	7,338	6,832	8%	16%
camera module business
in Malaysia

Net Revenues from	0	274	581
camera module business
in Malaysia

Total Net Revenues	7,951	7,612	7,413	4%	7%

(NT$ Million)	Q3 2005	Q2 2005	Q3 2004	Sequential Change	YoY Change

Net Revenues excluding	21,822	17,988	20,272	21%	8%
camera module business
in Malaysia

Net Revenues from	518	831	1,750
camera module business
in Malaysia

Total Net Revenues	22,340	18,819	22,022	19%	1%

* The consolidated net revenues include, in addition to net revenues of ASE Inc.'s operations in Kaohsiung and Chungli, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Korea) Inc. and ASE Japan Co.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.